Powell Max Limited

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

September 3, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes
Doug Jones
Brian Fetterolf
Erin Jaskot

Re:	Powell Max Limited (the “Company”) (CIK No. 0002012096)
Registration Statement on Form F-1, as amended
File No. 333-279859

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effectiveness at 4:00pm ET on September 4, 2024, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Powell Max Limited

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	CEO and Executive Director